Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.

1830-1188 West Georgia Street

Vancouver, British Columbia V6E 4A2

2.	Date of Material Change:

The material change described in this report occurred on June 4, 2024.

3.	News Release:

On June 4, 2024, Gold Royalty Corp. (the “Company”) issued a news release through the facilities of Canada Newswire, a copy of which has been filed on SEDAR+.

4.	Summary of Material Change:

On June 4, 2024, the Company closed its previously announced acquisition (the “Acquisition”) of a copper stream on the Vares Silver Project (the “Vares Stream”) from OMF Fund III (Cr) Ltd. (“OMF”) for aggregate consideration of US$50 million, consisting of US$45 million in cash and US$5 million satisfied by the issuance of 2,906,977 common shares in the capital of the Company (the “Consideration Shares”).

5.	Full Description of Material Change:

On June 4, 2024, the Company closed the Acquisition of the Vares Stream from OMF for aggregate consideration of US$50 million, consisting of US$45 million cash and the Consideration Shares.

The Vares Stream applies to 100% of copper production from the mining area over the Rupice deposit at the Vares Silver Project operated by a subsidiary of Adriatic Metals plc located in Bosnia and Herzegovina. The Vares Stream has associated ongoing payments equal to 30% of the LME spot copper price, with the effective payable copper fixed at 24.5%.

The Acquisition was completed pursuant to a purchase and sale agreement dated May 28, 2024, between the Company and OMF, an entity managed by Orion Mine Finance Management LP.

In connection with the Acquisition, the Company completed its previously announced amendment to its credit agreement with the Bank of Montreal and the National Bank of Canada, which expanded its existing secured revolving credit facility by US$5 million. The facility now consists of a US$30 million secured revolving credit facility with an accordion feature providing for an additional US$5 million of availability subject to certain conditions.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Andrew Gubbels

Chief Financial Officer

Telephone: (604) 396-3066

9.	Date of Report:

June 4, 2024